SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 06, 2007

1. DATE, TIME AND PLACE: February 06, 2007, at 04:30 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, pursuant to the call notice, as provided for in the bylaws.

2. CHAIRMANSHIP OF THE MEETING: Shakhaf Wine – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, representing a quorum pursuant to the terms of the Bylaws. As set forth in §2 of article 15 of the Company’s Bylaws, Mr. Manoel Luiz Ferrão de Amorim took part in the meeting through audio-conference.

4. AGENDA AND RESOLUTION:

4.1. Structured Loan from the BNDES: In compliance with item VIII of article 17 of the Bylaws, approval of the proposal submitted by the Executive Committee, for the Company to act as guarantor of its wholly-owned subsidiary, Vivo S.A. (“VIVO”), in a loan agreement to be executed with Banco Nacional de Desenvolvimento Econômico e Social – BNDES, in the amount of one billion, five hundred and thirty million, four hundred and fifty-nine thousand and thirty reais (R$ 1,530,459,030.00), with further terms being under negotiation.

5. CLOSING OF THE MEETING: Since there was nothing else to be discussed, the meeting was closed, these minutes were drawn-up, and after having been read and approved, they were signed by the Directors attending the meeting as well as the Secretary, and were transcribed in the proper book.

Signatures: Shakhaf Wine, Chairman of the Meeting; Manoel Luiz Ferrão de Amorim, Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Henri Philippe Reichstul; Felix Pablo Ivorra Cano; Luiz Kaufmann; Rui Manuel de M. D’Espiney Patrício - Directors; Ignácio Aller Mallo, Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira, General Secretary.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
General Secretary, OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.